Filed Pursuant to Rule 424(b)(5)
Registration No. 333-133938

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Debt Securities	$250,000,000	$9,825.00
(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.
(2)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Company’s Registration Statement on Form S-3 (File No. 333-133938) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933.

P R O S P E C T U S   S U P P L E M E N T

(To Prospectus dated May 9, 2006)

$250,000,000 5.000% Notes due April 1, 2013

The Hershey Company is offering $250,000,000 aggregate principal amount of its 5.000% notes due April 1, 2013 (the “Notes”). Interest on the Notes is payable on April 1 and October 1 of each year, beginning October 1, 2008. The Notes do not provide for any sinking fund.

The Notes will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

We may redeem some or all of the Notes at the redemption price described in this Prospectus Supplement in “Description of Notes—Optional Redemption.” If a Change of Control Triggering Event (as hereinafter defined) occurs, unless we have exercised our right to redeem the Notes, we will be required to make an offer to repurchase the Notes in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase. See “Description of Notes—Change of Control Offer.”

The Notes will be represented by one or more Global Securities (as hereinafter defined) registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, beneficial interests in the Global Securities may not be exchanged for definitive notes in registered certificated form. The Notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We expect that the Notes will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore be required by DTC to settle in immediately available funds. We will make all payments of principal and interest in immediately available funds. See “Description of Notes—Same-Day Settlement and Payment.”

Investing in the Notes involves risk. See “ Risk Factors” on page S-7 of this Prospectus Supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this Prospectus Supplement or the accompanying Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Initial Public Offering Price(1)	Underwriting Discount	Proceeds to Us Before Expenses(1)
Per Note	99.488%	0.350%	99.138%
Total	$248,720,000	$875,000	$247,845,000

(1)	Plus accrued interest, if any, from the date of original issuance.

The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.

We expect that the Notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Clearstream Banking, société anonyme (“Clearstream Banking”), and Euroclear Bank, S.A./N.V., as operator of the Euroclear system (“Euroclear”), against payment in New York, New York, on or about March 27, 2008.

Joint Book-Running Managers

Citi	UBS Investment Bank

Senior Co-Manager

Banc of America Securities LLC

Co-Managers

Daiwa Securities America Inc.	PNC Capital Markets	Barclays Capital

The Williams Capital Group, L.P.	CIBC World Markets	JPMorgan

March 24, 2008

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement, the accompanying Prospectus or any free writing prospectus prepared by us or incorporated by reference herein or therein and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement, the accompanying Prospectus and any free writing prospectus prepared by us do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement, the accompanying Prospectus or any free writing prospectus prepared by us nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

In this Prospectus Supplement, “Company,” “we,” “us” and “our” refer to The Hershey Company, its wholly-owned subsidiaries and entities in which it has a controlling financial interest, and “underwriters” refers to the firms listed on the cover of this Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

We are subject to changing economic, competitive, regulatory and technological risks and uncertainties because of the nature of our operations. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that several risks and uncertainties could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this Prospectus Supplement, the accompanying Prospectus, any free writing prospectus prepared by us and the documents incorporated herein and therein by reference. Many of these forward-looking statements may be identified by the use of words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated” and “potential,” among others. These risks, uncertainties and other matters include, but are not limited to, the risks, uncertainties and other matters that can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference in this Prospectus Supplement the following documents that we have filed with the SEC (File No. 001-00183):

(a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 19, 2008; and

(b) our Current Reports on Form 8-K, filed on February 15, 2008, February 25, 2008 and March 24, 2008.

We will not, however, incorporate by reference in this Prospectus Supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A after the date of this Prospectus Supplement unless, and except to the extent, specified in such Current Reports.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement so long as the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part remains effective. Such documents shall be deemed to be a part of this Prospectus Supplement from the date of their filing. We may file one or more Current Reports on Form 8-K specifically in connection with the Notes offered hereby in order to incorporate by reference in this Prospectus Supplement and the accompanying Prospectus information concerning The Hershey Company, the terms and conditions of the Notes offered hereby or the offering of the Notes to you. When we use the term “Prospectus Supplement” in this Prospectus Supplement and the accompanying Prospectus, we are referring to this Prospectus Supplement as updated and supplemented by all information incorporated by reference herein from any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K and any other documents incorporated by reference in this Prospectus Supplement as described above.

NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA

In any Member State of the European Economic Area that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This Prospectus Supplement and the accompanying Prospectus have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make any offer within the European Economic Area of Notes may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This Prospectus Supplement and the accompanying Prospectus are only being distributed to and directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus Supplement and the accompanying Prospectus or any of their contents.

THE HERSHEY COMPANY

We, our wholly-owned subsidiaries and entities in which we have a controlling financial interest are engaged in the manufacture, distribution and sale of confectionery, refreshment and snack products and food and beverage enhancers. We were organized under the laws of the State of Delaware on October 24, 1927 as a successor to a business founded in 1894 by Milton S. Hershey.

We are the largest North American manufacturer of quality chocolate and sugar confectionary products. Our principal product groups include confectionery and snack products; gum and mint refreshment products; and food and beverage enhancers such as baking ingredients, toppings and beverages. In addition to our traditional confectionery products, we offer a range of products specifically developed to address the health and well-being needs of health-conscious consumers.

We manufacture, market, sell and distribute various package types of chocolate candy, sugar confectionery, refreshment and snack products, and food and beverage enhancers under more than 60 brand names in geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as Japan, Korea, the Philippines, India and China. We market confectionery products in approximately 50 countries worldwide.

In the United States, we manufacture and/or market chocolate and confectionery products primarily under the HERSHEY’S, REESE’S and KISSES brand names. We also sell premium, snack and refreshment products and food and beverage enhancers in the United States. Our line of premium, snack and refreshment offerings includes CACAO RESERVE BY HERSHEY’S chocolate bars and drinking cocoa mixes; SCHARFFEN BERGER high-cacao dark chocolate products; JOSEPH SCHMIDT handcrafted chocolate gifts; DAGOBA natural and organic chocolate products; HERSHEY’S SNACKSTERS snack mix; HERSHEY’S, ALMOND JOY, REESE’S and YORK cookies; HERSHEY’S and REESE’S granola bars; MAUNA LOA macadamia snack nuts and cookies; ICE BREAKERS mints and chewing gum; BREATH SAVERS mints; BUBBLE YUM bubble gum; and YORK mints. Food and beverage enhancers include HERSHEY’S BAKE SHOPPE, HERSHEY’S, REESE’S, HEATH and SCHARFFEN BERGER baking products and toppings and sundae syrups under the HEATH and HERSHEY’S brands. We sell hot cocoa mix under the HERSHEY’S, HERSHEY’S GOODNIGHT HUGS and HERSHEY’S GOODNIGHT KISSES brand names.

Principal products we manufacture and sell in Canada are HERSHEY’S milk chocolate bars and milk chocolate bars with almonds; OH HENRY! candy bars; REESE PEANUT BUTTER CUPS candy; HERSHEY’S KISSES candy bar; KISSABLES brand chocolate candies; TWIZZLERS candy; GLOSETTE chocolate-covered raisins, peanuts and almonds; JOLLY RANCHER candy; WHOPPERS malted milk balls; SKOR toffee bars; EAT MORE candy bars; POT OF GOLD boxed chocolates; and CHIPITS chocolate chips.

We manufacture, import, market, sell and distribute chocolate and confectionery products in Mexico including HERSHEY’S, KISSES, JOLLY RANCHER and PELÓN PELO RICO chocolate, confectionery and beverage items.

We manufacture, import and market chocolate and confectionery products in Brazil including HERSHEY’S chocolate and confectionery items and IO-IO items.

In India, we manufacture, market, sell and distribute confectionery, snack and beverage products including NUTRINE and GODREJ confectionery and beverage items.

Full-time sales representatives and food brokers sell our products to our customers. Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires, department stores and natural food stores. Our customers then resell our products to end consumers in over two million retail outlets in North America and other locations worldwide.

Our marketing strategy is based upon our strong brand equities, product innovation, the consistently superior quality of our products, manufacturing expertise and mass distribution capabilities. In addition, we devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We utilize a variety of promotional programs for customers as well as advertising and promotional programs for consumers. We employ promotional programs at various times during the year to stimulate sales of certain products. Our sales have typically been highest during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns.

The most significant raw material used in the production of our chocolate products is cocoa. We buy a mix of cocoa beans and cocoa products, such as cocoa butter, cocoa liquor and cocoa powder, to meet our manufacturing requirements. Cocoa beans and cocoa products are purchased directly from third-party suppliers. Cocoa beans are grown principally in Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70 percent of the world’s crop of cocoa beans.

Our principal executive offices are located at 100 Crystal A Drive, Hershey, Pennsylvania 17033, and our telephone number is (717) 534-4200.

SUMMARY OF THE OFFERING

The summary below sets forth some of the principal terms of the Notes. Please read the “Description of Notes” section in this Prospectus Supplement and the “Description of Debt Securities” section in the accompanying Prospectus for a more detailed description of the terms and conditions of the Notes.

Issuer	The Hershey Company.

Securities Offered	$250,000,000 aggregate principal amount of 5.000% Notes due 2013.

Maturity	The Notes will mature on April 1, 2013.

Interest Rate	The Notes will bear interest at a rate of 5.000% per year. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Payment Dates	Interest on the Notes will be payable on April 1 and October 1 of each year, beginning October 1, 2008. Interest will accrue from March 27, 2008.

Ranking	The Notes will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

Optional Redemption	We may redeem the Notes in whole or in part at any time and from time to time at our option at a redemption price equal to the sum of (1) the principal amount of the Notes being redeemed plus accrued and unpaid interest up to but excluding the redemption date and (2) the “Make-Whole Amount,” as defined in “Description of Notes—Optional Redemption.”

Change of Control Offer	If a Change of Control Triggering Event (as defined in “Description of Notes—Change of Control Offer”) occurs, unless we have exercised our right to redeem the Notes, we will be required to make an offer to repurchase the Notes in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase. See “Description of Notes—Change of Control Offer.”

Additional Notes	We may, from time to time, without the consent of the existing holders of the Notes, issue additional Notes under the Indenture (as defined in the accompanying Prospectus) having the same terms and conditions as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date.

Form and Denomination

The Notes will be represented by one or more Global Securities registered in the name of the nominee of DTC. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants including Clearstream Banking and Euroclear. The Notes will be issued only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Use of Proceeds	We intend to use the net proceeds of this offering to repay a portion of our outstanding indebtedness under our short-term commercial paper program. Until the net proceeds have been used to repay a portion of our indebtedness under our short-term commercial paper program, they will be invested in short-term marketable securities.

Trustee	U.S. Bank National Association (the “Trustee”).

Ratings	We expect that the Notes will be rated “A” by Standard & Poor’s Ratings (“S&P”) and “A2” by Moody’s Investors Service (“Moody’s”). The ratings of the Notes do not constitute a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by the respective rating organization.

No Listing	We do not intend to list the Notes on any securities exchange.

Governing Law	Law of the State of New York.

Risks	Investing in the Notes involves risk. See “Risk Factors.”

RISK FACTORS

Before investing in the Notes, you should consider carefully the information under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated by reference in this Prospectus Supplement, and the following factors, as well as the other information included and/or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Each of the risks described in our Annual Report on Form 10-K and below could result in a decrease in the value of the Notes and your investment therein. Although we discuss certain factors below, please be aware that other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict those risks or estimate the extent to which they may affect the value of the Notes and your investment therein.

The Indenture governing the Notes does not restrict the amount of additional unsecured debt we may incur.

The Indenture governing the Notes does not restrict the amount of unsecured indebtedness that we or our subsidiaries may incur. The incurrence of additional debt by us or our subsidiaries may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes, a loss in the trading value of your Notes and a risk that the credit rating of the Notes is lowered or withdrawn.

We may not be able to repurchase the Notes upon a Change of Control Triggering Event.

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the Notes, we will be required to make an offer to repurchase the Notes in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase. We may not be able to repurchase the Notes upon a Change of Control Triggering Event, however, because we may not have sufficient funds to do so. In addition, agreements governing indebtedness we may incur in the future may restrict us from purchasing the Notes in the event of a Change of Control Triggering Event. Our failure to repurchase properly tendered Notes would constitute an Event of Default under the Indenture governing the Notes, which would, in turn, constitute a default under our existing credit agreements and may constitute a default under agreements governing indebtedness incurred in the future. See “Description of Notes—Change of Control Offer.”

The definition of Change of Control is limited.

The provisions of the Notes that relate to a Change of Control Triggering Event may not protect you from certain important corporate events such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transactions not involving a change in voting power or the beneficial ownership of The Hershey Company. Moreover, certain transactions involving Hershey Trust Company or the Milton Hershey School Trust, such as a sale of all or substantially all of our assets to those entities, may not constitute a Change of Control. Even transactions involving a change in voting power or beneficial ownership of Hershey may not involve a change that constitutes a Change of Control and, if not, will not constitute a Change of Control Triggering Event that would trigger our obligation to offer to repurchase the Notes. Furthermore, our obligation to offer to repurchase the Notes also is conditioned upon the occurrence of a Rating Event, as further described in “Description of Notes.” A Rating Event will not be deemed to occur unless the specific conditions described in “Description of Notes—Change of Control Offer” are fulfilled, including an announcement or public confirmation or writing to the Trustee in which the Rating Agencies lowering the rating on the Notes indicate that the lowering was the result, in whole or in part, of an event or circumstance comprised of or arising as a result of, or in respect of, a Change of Control. If events occur that do not constitute a Change of Control Triggering Event, we will not be required to make an offer to repurchase the Notes, and you may be required to continue to hold your Notes despite the occurrence of such events. See “Description of Notes—Change of Control Offer.”

An active trading market for the Notes may not develop or, if developed, be maintained.

We do not intend to list the Notes on any securities exchange. We cannot assure you that an active trading market will develop or be maintained for the Notes. If an active trading market does develop for the Notes, the Notes may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our financial performance and other factors. In addition, there may be a limited number of buyers when you decide to sell your Notes. This may affect the price, if any, offered for your Notes or your ability to sell your Notes when desired or at all.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $248 million, after giving effect to estimated underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds of this offering to repay a portion of our outstanding indebtedness under our short-term commercial paper program. The indebtedness to be repaid will mature within 10 days and bears a weighted average discount rate of 2.69%. Until the net proceeds have been used to repay a portion of our indebtedness under our short-term commercial paper program, they will be invested in short-term marketable securities. The indebtedness under our short-term commercial paper program being repaid was used to meet our working capital requirements.

Affiliates of certain of the underwriters of this offering are dealers in our short-term commercial paper program. See “Underwriting.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007 and as adjusted to reflect the issuance of the Notes and application of the net proceeds of this offering as described under “Use of Proceeds.” For further discussion of our capitalization, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, incorporated by reference herein.

	As of December 31, 2007
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$129,198	$129,198

Debt:
Short-term debt	850,288	602,443
Current portion of long-term debt	6,104	6,104
Long-term debt	1,279,965	1,528,685

Total debt	2,136,357	2,137,232

Stockholders’ equity:
Preferred Stock, $1.00 par value, 5,000,000 shares authorized; none issued and outstanding	—	—
Common Stock, $1.00 par value, 900,000,000 shares authorized; 299,095,417 shares issued	299,095	299,095
Class B Common Stock, $1.00 par value, 150,000,000 shares authorized; 60,806,327 shares issued	60,806	60,806
Additional paid-in capital	335,256	335,256
Retained earnings	3,927,306	3,927,306
Treasury-Common Stock shares at cost: 132,851,893 shares	(4,001,562)	(4,001,562)
Accumulated other comprehensive loss	(27,979)	(27,979)

Total stockholders’ equity	592,922	592,922

Total capitalization	$2,729,279	$2,730,154

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain of our financial information and other operating information. The consolidated financial information for each of the five years ended December 31, 2007, set forth below, has been derived from our audited consolidated financial statements. The consolidated financial statements for the five years ended December 31, 2007 have been audited by KPMG LLP, an independent registered public accounting firm. The following information should be read in conjunction with our consolidated financial statements, including the notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which describes items affecting comparability, all of which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated by reference herein.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(audited)
	(all dollar amounts in thousands except per share information)
Summary of operations
Net Sales	$4,946,716	$4,944,230	$4,819,827	$4,416,389	$4,162,987
Income before Cumulative Effect of Accounting Changes	214,154	559,061	488,547	574,637	446,589
Net Income	214,154	559,061	488,547	574,637	439,221
Net Income Per Share of Common Stock:
—Basic	.96	2.44	2.05	2.31	1.71
—Diluted	.93	2.34	1.97	2.24	1.66
Dividends Paid on Common Stock Per Share	1.14	1.03	.93	.84	.72
Period-end Position
Total Assets	4,247,113	4,157,565	4,262,699	3,794,750	3,577,026
Long-term Portion of Debt	1,279,965	1,248,128	942,755	690,602	968,499
Stockholders’ Equity	592,922	683,423	1,016,380	1,137,103	1,328,975

DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as “Offered Securities”) supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of “Debt Securities” set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

General

The Notes will bear interest at a rate of 5.000% per year, from March 27, 2008, payable semiannually in arrears on each April 1 and October 1, beginning October 1, 2008, to the persons in whose names the Notes are registered at the close of business on the preceding March 15 and September 15, respectively. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will mature on April 1, 2013.

The Notes are offered hereby in the aggregate principal amount of $250,000,000. The Notes will be issued only in book-entry form through the facilities of DTC, and will be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Transfers or exchanges of beneficial interests in Notes in book-entry form may be effected only through a participating member of DTC, including Clearstream Banking and Euroclear. See “—Global Securities” below. As described below under “—Global Securities,” under certain circumstances Notes may be issued in registered certificated form in exchange for the global securities (the “Global Securities”). In the event that Notes are issued in registered certificated form, such Notes may be transferred or exchanged at the offices described in the immediately following paragraph.

Payments on the Notes issued in book-entry form will be made to DTC’s nominee as the registered owner of the Global Securities. In the event the Notes are issued in registered certificated form, principal and interest, if any, will be payable, the transfer of the Notes will be registrable and the Notes will be exchangeable for Notes bearing identical terms and provisions, at the office of the Trustee in The City of New York designated for such purpose, provided that payment of interest may be made at our option by check mailed to the address of the person entitled thereto as shown in the security register for the Notes.

We may, from time to time, without the consent of the existing holders of the Notes, issue additional Notes under the Indenture having the same terms and conditions as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date.

The Notes will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

We expect that the Notes will be rated “A” by S&P and “A2” by Moody’s. The ratings of the Notes do not constitute a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time by the respective rating organization.

The Notes do not provide for any sinking fund.

Optional Redemption

We may, at our option, redeem the Notes at any time and from time to time, in whole or in part, at a redemption price equal to the sum of (1) the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, up to but excluding the redemption date and (2) the Make-Whole Amount (as defined below), if any.

If we have given notice as provided in the Indenture and funds for the redemption of the Notes called for redemption have been made available on the redemption date, such Notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of holders of such Notes will be to receive payment of the redemption price.

We will give notice of any optional redemption to holders at their addresses, as shown in the security register for such Notes, not more than 45 days nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the Notes held by such holder to be redeemed.

If less than all of the Notes are to be redeemed, we will give the Trustee at least 60 days’ prior notice of the redemption date and of the aggregate principal amount of the Notes to be redeemed, and the Trustee will select the Notes or portions of the Notes to be redeemed either pro rata or by such method as the Trustee deems fair and appropriate; provided that if, at the time of redemption, such Notes are registered as Global Securities, the depository for the Notes will determine, in accordance with its procedures, the principal amount of such Notes held by each owner of beneficial interests in Global Securities to be redeemed. The Trustee may select for redemption Notes and portions of Notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

As used in this Prospectus Supplement:

“Make-Whole Amount” means the excess of (1) the present value, on the redemption date, of the principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable if such redemption or accelerated payment had not been made over (2) the aggregate principal amount of the Notes being redeemed or paid. The present value will be determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (as defined below and as determined on the third business day preceding the date such notice of redemption is given or declaration of acceleration is made) from the dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made.

“Reinvestment Rate” for the Notes means 0.375% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release (as defined below) under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence, and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated in good faith by us.

Change of Control Offer

If a Change of Control Triggering Event occurs, unless we have exercised our option to redeem the Notes as described under “—Optional Redemption,” we will be required to make an offer (the “Change of Control Offer”) to each holder of Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes on the terms set forth in the Notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction or transactions that constitute or may constitute a Change of Control, we will mail a notice to holders of the Notes describing the transaction or transactions that constitute or may constitute a Change of Control Triggering Event and offering to repurchase such Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

•

deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

On the Change of Control Payment Date, the paying agent will pay, from funds deposited by us for such purpose, to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of such holder’s Notes surrendered.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the Indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

Our existing credit agreements provide that certain change of control events with respect to us would constitute a default thereunder. In addition, agreements governing indebtedness we may incur in the future may contain similar restrictions and, moreover, may restrict us from purchasing the Notes in the event of a Change of Control Triggering Event. In the event a Change of Control Triggering Event occurs at a time when we may be prohibited from purchasing the Notes, we may seek the consent of our lenders to repurchase the Notes and/or attempt to refinance the borrowings that contain such prohibitions. If we are not able to obtain such consent from our lenders and/or refinance such borrowings, we may remain prohibited from purchasing the Notes. In such a scenario, our failure to repurchase properly tendered Notes would constitute an Event of Default under the Indenture governing the Notes which would, in turn, constitute a default under our existing credit agreements and may constitute a default under agreements governing indebtedness incurred in the future. Additionally, our ability to pay the Change of Control Payment may be limited by our then existing financial resources. See “Risk Factors—We may not be able to repurchase the Notes upon a Change of Control Triggering Event.”

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, lease, conveyance or other disposition of “all or substantially all” of the assets of The Hershey Company and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, our requirement to make an offer to repurchase the Notes as a result of a direct or indirect sale, transfer, lease, conveyance or other disposition of less than all of the assets of The Hershey Company and its subsidiaries taken as a whole to another Person may be uncertain.

For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any Person, other than to us, one of our subsidiaries, Hershey Trust Company or the Milton Hershey School Trust;

(2) the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any Person, other than Hershey Trust Company or the Milton Hershey School Trust, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(3) we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock (measured by voting power rather than number of shares) of the surviving Person or any direct or indirect parent company of the surviving Person immediately after giving effect to such transaction;

(4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors (as defined below);

(5) the adoption of a plan relating to our liquidation or dissolution; or

(6) the consummation of a so-called “going private/Rule 13e-3 transaction” that results in any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 under the Exchange Act (or any successor provision), following which Hershey Trust Company or the Milton Hershey School Trust beneficially owns, directly or indirectly, more than 50% of our voting stock, measured by voting power rather than number of shares.

Notwithstanding the foregoing, a transaction effected to create a holding company will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly-owned subsidiary of such holding company and (ii) the holders of the Voting Stock of such holding company immediately following that transaction, as measured by voting power rather than number of shares, are substantially similar to the holders of our Voting Stock, as measured by voting power rather than number of shares, immediately prior to such a transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date of the issuance of the Notes or (2) was nominated for election, elected or appointed to our Board of Directors with the approval of either a majority of the Continuing Directors who were members of our Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination) or Hershey Trust Company or the Milton Hershey School Trust.

“Hershey Trust Company” means Hershey Trust Company, a Pennsylvania chartered trust company, and trustee for the benefit of Milton Hershey School (the “Milton Hershey School Trust”).

“Investment Grade Rating” means a rating of Baa3 or higher by Moody’s (or its equivalent under any successor rating category of Moody’s) and BBB- or higher by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement Rating Agency selected by us.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” has the meaning used in Section 13(d) of the Exchange Act.

“Rating Agencies” means each of Moody’s and S&P; provided that if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, we may appoint (as certified by a resolution of our Board of Directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act as replacement for such Rating Agency, or all of them, as the case may be.

“Rating Event” means the rating on the Notes is lowered by any Rating Agency and the Notes are rated below an Investment Grade Rating by both Rating Agencies on any day during the period (which period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency) commencing on the first public notice or announcement of an arrangement that could result in a Change of Control and ending on the 60th day following the occurrence of such Change of Control; provided, that a Rating Event shall not be deemed to have occurred in respect of a particular Change of Control (and, thus, shall not be deemed a Rating Event) if the Rating Agencies lowering the rating on the Notes to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the lowering was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” means, with respect to any Person as of any date, the capital stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

Global Securities

The Notes will be issued in whole or in part in the form of one or more Global Securities deposited with, or on behalf of DTC, and registered in the name of a nominee of DTC. Owners of beneficial interests in Global Securities will not be entitled to physical delivery of Notes in registered certificated form except if (x) DTC notifies us that it is unwilling or unable to continue as depository for the Notes or at any time ceases to be a clearing agency registered as such under the Exchange Act, (y) we execute and deliver to the Trustee an officers’ certificate providing that the Global Securities shall be so exchangeable or (z) there shall have occurred and be continuing an event of default under the Indenture with respect to the Notes. Global Securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

DTC has advised us and the underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through Direct Participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Accountholders in the Clearstream Banking or Euroclear clearance systems may hold beneficial interests in the Notes through accounts that each of those systems maintain as participants in DTC.

Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on such Notes and for all other purposes whatsoever. Therefore, neither we nor the Trustee have any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. DTC has advised us and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Direct Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of DTC. Payments by Direct Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the Direct Participants or indirect participants.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by us in immediately available funds.

Secondary trading in long-term notes of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Same-Day Funds Settlement System maintained by DTC until the applicable maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Because of time-zone differences, credits of Notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream Banking or Euroclear participants on such business day. Cash received in Clearstream Banking or Euroclear as a result of sales of Notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream Banking and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

CERTAIN UNITED STATES FEDERAL

INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the Notes as of the date hereof. Except where noted, this summary deals only with Notes that are held as capital assets by a non-U.S. holder who acquires the Notes upon original issuance at their initial offering price.

A “non-U.S. holder” means a holder of the Notes (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you should consult your tax advisors.

If you are considering the purchase of Notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of interest on the Notes under the “portfolio interest rule,” provided that:

•	interest paid on the Notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is a “related person” with respect to us within the meaning of Section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your Notes through certain foreign intermediaries, and you and the intermediaries satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a Note.

United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or, in the case of an individual, a fixed base), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Any gain realized on the disposition of a Note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or, in the case of an individual, a fixed base); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on Notes beneficially owned by you at the time of your death, provided that any payment to you on the Notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the Notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you an IRS Form W-8BEN (or other applicable form) or you comply with certain certification requirements, as described above in the fifth bullet point under “United States Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated August 23, 2006 and the pricing agreement dated the date of this Prospectus Supplement, we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.	$75,000,000
UBS Securities LLC	75,000,000
Banc of America Securities LLC	25,000,000
Daiwa Securities America Inc.	15,625,000
PNC Capital Markets LLC	15,625,000
Barclays Capital Inc.	14,375,000
The Williams Capital Group, L.P.	13,125,000
CIBC World Markets Corp.	8,125,000
J.P. Morgan Securities Inc.	8,125,000

Total	$250,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are committed to take and pay for all of the Notes being offered, if any are taken. In the event of a default by any underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Notes sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of 0.200% of the principal amount of the Notes. Any underwriter may allow, and any such securities dealer may reallow, a concession not in excess of 0.125% of the principal amount of the Notes to certain other securities dealers. If all the Notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the underwriters repurchase previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, may end any of them at any time and must bring them to an end after a limited period.

In relation to each Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the Notes to the public may not be made in that Relevant Member State (other than offers contemplated in a prospectus in relation to the Notes once such prospectus has been approved by the competent authority in that Relevant Member State and published in accordance with the Prospectus Directive, or approved in another Relevant Member State, published, and notified to the relevant competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that, with effect from and including the Relevant Implementation Date, an offer of the Notes may be made to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

Each of the underwriters acknowledges and agrees that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $300,000.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they have in the past received, and may in the future receive, customary fees. Affiliates of the underwriters are dealers and/or participants in our short-term commercial paper program, and the net proceeds of this offering will be used to repay a portion of our outstanding indebtedness under our short-term commercial paper program. Affiliates of certain of the underwriters are lenders under our existing credit agreements.

LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon for us by Burton H. Snyder, our Senior Vice President, General Counsel and Secretary, and Simpson Thacher & Bartlett LLP, New York, New York. Mr. Snyder beneficially owns or has rights to acquire an aggregate of less than 1% of our Common Stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of the Company and its subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference in this Prospectus Supplement, the accompanying Prospectus and elsewhere in the Registration Statement by reference to the Company’s most recently filed Annual Report on Form 10-K in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Debt Securities

We may offer and sell our debt securities (the “Debt Securities”) from time to time in amounts, at prices and on other terms to be determined at the time of offering. The Debt Securities may be issued in one or more series with the same or various maturities. The terms of the Debt Securities in respect of which this Prospectus is being delivered (the “Offered Securities”), including, where applicable, the specific designation, aggregate principal amount offered, currency or currencies in which the principal (and premium, if any) and interest are payable, denominations, maturity, interest rate (which may be fixed or variable) or method of calculating and time of payment of interest, if any, terms for redemption at our option or the option of the holder, terms for sinking fund payments, terms for any other mandatory redemption, the public offering price, the stock exchanges, if any, on which the Offered Securities may be listed and any other terms in connection with the offering and sale of the Offered Securities, will be set forth in a prospectus supplement (the “Prospectus Supplement”) to the extent those terms are not described in this Prospectus or are different from the terms described in this Prospectus. In addition, we may supplement, update or change any of the information contained in this Prospectus by incorporating information by reference in this Prospectus. You should read this Prospectus, any accompanying Prospectus Supplement and any incorporated documents carefully before you invest. Offered Securities of a series may be issuable in registered form or in the form of one or more global securities (each a “Global Security”).

We may sell the Offered Securities, on a continuous or delayed basis, through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate; (ii) through agents or dealers designated from time to time; or (iii) directly to purchasers. The names of any underwriters or our agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement or in the applicable pricing agreement. The net proceeds to us from such sale will also be set forth in the accompanying Prospectus Supplement or in the applicable pricing agreement. See “Plan of Distribution” for possible indemnification arrangements for any such underwriters and agents.

You should consider carefully the risk factors included in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, before you invest in any of our Debt Securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 9, 2006.

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, any accompanying Prospectus Supplement or any free writing prospectus prepared by or on behalf of us, which we refer to as a free writing prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the Debt Securities or an offer to buy or the solicitation of an offer to sell the Debt Securities in any circumstances in which such offer or solicitation would be unlawful. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of such information.

i

SAFE HARBOR STATEMENT

The nature of our operations and the environment in which we operate subject us to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward-looking statements contained in this document may be identified by the use of forward-looking words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” and “potential,” among others. Factors which could cause results to differ include, but are not limited to: our ability to implement and generate expected ongoing annual savings from the initiatives to advance our value-enhancing strategy; changes in raw material and other costs and selling price increases; our ability to implement improvements to and reduce costs associated with our supply chain; pension cost factors, such as actuarial assumptions, market performance and employee retirement decisions; changes in our stock price, and resulting impacts on our expenses for incentive compensation, stock options and certain employee benefits; market demand for our new and existing products; changes in our business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations, including taxes; and risks and uncertainties related to our international operations.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Such reports, proxy statements and other information can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Except as otherwise indicated in the Prospectus Supplement, copies of such materials may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Our filings with the SEC are also available to the public on our website at http://www.hersheys.com. Information contained in our website is not part of this Prospectus or any Prospectus Supplement.

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to us and the Offered Securities.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” in this Prospectus the following documents that we have filed with the SEC (File No. 001-00183):

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on February 28, 2006; and

(b) Our Current Reports on Form 8-K filed on January 27, 2006, February 2, 2006, February 22, 2006 and March 15, 2006.

We will not, however, incorporate by reference in this Prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or Form 8-K/A after the date of this Prospectus unless, and except to the extent, specified in such Current Reports.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus so long as the Registration Statement of which this Prospectus is a part remains effective. Such documents shall be deemed to be a part of this Prospectus from the date of their filing. We may file one or more Current Reports on Form 8-K specifically in connection with the Offered Securities to which the accompanying Prospectus Supplement relates in order to incorporate by reference in this Prospectus information concerning The Hershey Company, the terms and conditions of those Offered Securities or the offering of those Offered Securities to you. When we use the term “Prospectus” in this Prospectus and any Prospectus Supplement, we are referring to this Prospectus as updated and supplemented by all information incorporated by reference herein from any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K and any other documents incorporated by reference in this Prospectus as described above.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

We will provide, without charge, a copy of any or all of the documents mentioned above to each person receiving this Prospectus who requests them in writing or by telephone. Requests for such copies should be addressed to The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810, Telephone: (717) 534-6799.

THE HERSHEY COMPANY

We, our wholly-owned subsidiaries and entities in which we have a controlling financial interest are engaged in the manufacture, distribution and sale of confectionery, snack, refreshment and grocery products. We were organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

Our principal product groups include: confectionery and snack products sold in the form of bar goods, bagged items and boxed items; refreshment products sold in the form of gum and mints; and grocery products in the form of baking ingredients, chocolate drink mixes, peanut butter, dessert toppings and beverages. We believe we are a leader in many of these product groups in the United States, Canada and Mexico. Operating profit margins vary among individual products and product groups.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2005		2004	2003		2002		2001
Ratio of earnings to fixed charges(a)	8.90	(b)	11.12	9.83	(c)	8.62	(d)	4.75	(e)

(a)	For purposes of computing these ratios, (i) earnings consist of income from continuing operations before income taxes, plus fixed charges adjusted for capitalized interest and (ii) fixed charges consist of interest expense and the portion of rents representative of the interest factor, which includes all rental expense pertaining to off-balance sheet lease arrangements prior to a change in accounting for such arrangements as of June 30, 2003, upon adoption of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 and one-third of rental expense for other operating leases; the amortization of debt expense; and capitalized interest. Amounts for all years have been adjusted to reflect the impact of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, adopted by the Company in 2005.
(b)	Includes total charges for business realignment initiatives of $119.0 million before tax.
(c)	Includes total charges for business realignment initiatives of $25.5 million and a gain on sale of business of $8.3 million.
(d)	Includes total charges for business realignment initiatives of $34.0 million before tax and costs related to the potential sale of the Company of $17.2 million before tax.
(e)	Includes total charges for business realignment initiatives of $278.4 million before tax.

The foregoing information will be updated by the information relating to our Ratio of Earnings to Fixed contained in our periodic reports filed with the SEC, which will be incorporated by reference in this Prospectus at the time they are filed with the SEC. See “Where You Can Find More Information” regarding how you may obtain access to or copies of those filings.

USE OF PROCEEDS

Except as may be otherwise set forth in a Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds to meet capital additions and working capital requirements, to repay debt, to fund any pension liability requirements, to fund the repurchase of shares of our common stock and/or to fund acquisitions which we may make from time to time. Pending our use, we may invest such proceeds temporarily in cash equivalents and/or short-term marketable securities.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities offered hereby will be issuable in one or more series under an indenture dated as of September 16, 2005 (the “Indenture”) between us and Citibank, N.A., as trustee (the “Trustee”). The following statements are subject to the detailed provisions of the Indenture, which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. Wherever references are made to particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such references.

General

The Indenture does not limit the amount of Debt Securities which may be issued thereunder. Except as described in “Covenants” below and as otherwise provided in the Prospectus Supplement relating to a particular series of Debt Securities and/or documents incorporated by reference, the Indenture does not limit the amount of other debt, secured or unsecured, which we may issue. We may issue the Debt Securities in one or more series, as we may authorize from time to time (Section 2.5).

Reference is made to the Prospectus Supplement relating to the Offered Securities and/or documents incorporated by reference for the following terms, where applicable, of the Offered Securities: (1) the designation, the aggregate principal amount and the authorized denominations of the Offered Securities; (2) the percentage of their principal amount at which the Offered Securities will be issued; (3) the currency or currencies (including composite currencies) in which the principal of and interest, if any, on the Offered Securities will be payable; (4) the date or dates on which the Offered Securities will mature; (5) the rate or rates at which the Offered Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue; (6) the dates on which and places at which interest, if any, will be payable and the record dates for payment of such interest; (7) the terms of any mandatory or optional repayment or redemption (including any sinking fund); and (8) any other terms of the Offered Securities (Section 2.5). The Indenture provides that Debt Securities of a single series may be issued at various times, with different maturity dates and may bear interest at different rates (Section 2.5).

The Offered Securities will be our unsecured, unsubordinated indebtedness and will rank on parity with all of our other unsecured, unsubordinated indebtedness.

Debt Securities of a series may be issued in fully registered form or in the form of one or more Global Securities and, with regard to each series of Debt Securities in respect of which this Prospectus is being delivered or made available, in the denominations set forth in the Prospectus Supplement relating to such series and/or documents incorporated by reference. With regard to each series of Debt Securities, we will maintain in the Borough of Manhattan, The City of New York and in such other place or places, if any, specified in the Prospectus Supplement relating to such series and/or documents incorporated by reference, an office or agency where the Debt Securities of such series may be transferred or exchanged and may be presented for payment of principal, premium, if any, and interest; provided that if such securities are not Global Securities, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the register for the Debt Securities (Section 3.2). No service charge will be made for any transfer or exchange of the Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.10).

Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Such discounted Debt Securities will be treated as having been issued with original issue discount for United States federal income tax purposes pursuant to Section 1273 of the Internal Revenue Code of 1986, as amended, if the discount is in excess of a minimum threshold amount. Federal income tax consequences and other special considerations applicable to any Debt Securities with original issue discount will be described in the Prospectus Supplement relating thereto and/or documents incorporated by reference.

Definitions

“Attributable Debt” is defined, in brief, to mean, as to any lease under which any person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including in respect of contingent rents, amounts based on the amount thereof, if any, being paid on the date of determination and excluding amounts on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges), discounted from the respective due dates thereof at the weighted average of the rates of interest (and Yields to Maturity, in the case of Original Issue Discount Securities) borne by the Debt Securities then Outstanding, compounded annually (Section 1.1).

“Consolidated Net Tangible Assets” is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any portion thereof constituting Funded Debt by reason of being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on our and our Domestic Subsidiaries’ most recent consolidated balance sheet, prepared in accordance with U.S. generally accepted accounting principles (Section 1.1).

“Debt” is defined to mean any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed and does not include Attributable Debt (Section 1.1).

“Domestic Subsidiary” is defined to mean a subsidiary of ours except a subsidiary (a) which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the States of the United States, or (b) the principal purpose of which is to engage in financing our operations or the operations of our subsidiaries, or both, outside the States of the United States (Section 1.1).

“Funded Debt” is defined to mean all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower (Section 1.1).

“Government Obligations” is defined to mean either (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof (Section 13.1).

“Mortgage” is defined to mean any pledge, mortgage, lien, encumbrance or security interest (Section 1.1).

“Original Issue Discount Security” is defined to mean any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the Indenture (Section 1.1).

“Principal Domestic Operating Property” is defined, in brief, to mean any land or any facility (together with the land on which it is erected and fixtures comprising a part thereof) located in the United States used primarily for manufacturing, processing or production, owned or leased by us or any of our subsidiaries and having a gross book value in excess of 2% of Consolidated Net Tangible Assets other than any such land, facility or portion thereof which in the opinion of our Board of Directors, is not of material importance to the total business conducted by us and our subsidiaries as an entity (Section 1.1).

“Subsidiary of the Corporation” is defined to mean a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more of our subsidiaries (Section 1.1).

Other capitalized terms used in this “Description of Debt Securities” have the meanings given them in the Indenture, unless otherwise indicated or unless the context otherwise requires.

Covenants

Limitation on Liens

If we or any Domestic Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Operating Property or on any shares of stock or Debt, held by us or any Domestic Subsidiary, of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the Debt Securities equally and ratably with (or prior to) such Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Operating Properties would not exceed 15% of our and our Domestic Subsidiaries’ Consolidated Net Tangible Assets. This restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary, (b) Mortgages in our favor or in favor of any Domestic Subsidiary, (c) Mortgages in favor of U.S. governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), purchase money Mortgages and construction cost Mortgages, and (e) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive (Section 3.4). The Indenture will not restrict our or our subsidiaries’ ability to incur unsecured debt.

Merger and Consolidation

The Indenture provides that no consolidation or merger of our company with or into any other corporation and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation if, as a result thereof, any Principal Domestic Operating Property or any shares of stock or Debt, held by us or any Domestic Subsidiary, of a Domestic Subsidiary would become subject to a Mortgage, unless either (i) the Debt Securities shall be equally and ratably secured with (or prior to) the Debt secured by such Mortgage or (ii) such Mortgage could be created pursuant to Section 3.4 (See “Limitation on Liens” above) without equally and ratably securing the Debt Securities (Section 9.3). In addition, as a result of the consolidation, merger or conveyance, either we shall be the continuing corporation or the successor corporation shall be a corporation organized and existing under the laws of the United States or a state thereof and the successor corporation shall expressly assume the due and punctual payment of principal of (and premium, if any) and interest on all Debt Securities and our obligations under the Indenture in a supplemental indenture satisfactory to the Trustee (Section 9.1).

Limitations on Sales and Leasebacks

Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Operating Property, completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless (a) we or such Domestic Subsidiary could mortgage such property pursuant to Section 3.4 (see “Limitation on Liens” above) in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities or (b) we, within 120 days after completion of the sale and leaseback transaction, apply to the retirement of our Funded Debt an amount (subject to credits for certain voluntary retirements of Funded Debt) not less than the greater of (i) the net proceeds of the sale of the Principal Domestic Operating Property so leased or (ii) the fair market value of the Principal Domestic Operating Property so leased. This restriction will not apply to any sale and leaseback transaction (a) between us and a Domestic Subsidiary or between Domestic Subsidiaries or (b) involving the taking back of a lease for a period of not more than three years (Section 3.5).

Unless otherwise indicated in a Prospectus Supplement and/or documents incorporated by reference, certain of the covenants described above would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving us, such as a leveraged buyout. In this regard, however, it should be noted that voting control of our company is held by Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (the “Milton Hershey School Trust”), which as of February 17, 2006 held approximately 78.8% of the combined voting power of both classes of our outstanding Common Stock. The

Milton Hershey School Trust maintains voting control of our company and must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of our company. On July 25, 2002, we confirmed that the Milton Hershey School Trust, which at that time controlled 77.6% of the combined voting power of both classes of our outstanding Common Stock, had informed us that it had decided to diversify its holdings and in this regard wanted us to explore a sale of the entire company. On September 17, 2002, the Milton Hershey School Trust informed us that it had elected not to sell its controlling interest and requested that the process to explore a sale be terminated.

Events of Default, Waiver and Notice

Except as may otherwise be provided in the Prospectus Supplement and/or documents incorporated by reference, as to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default in the payment of any installment of interest, if any, on the Debt Securities of such series when due and the continuance of such default for a period of 30 days; (b) default in payment of the principal of (and premium, if any, on) any of the Debt Securities of such series when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the payment of a sinking fund installment, if any, on the Debt Securities of such series when due; (d) default by us in the performance of any other covenant or agreement contained in the Indenture, other than a covenant expressly included in the Indenture solely for the benefit of series of Debt Securities other than such series, and the continuance of such default for a period of 90 days after appropriate notice; (e) certain events of bankruptcy, insolvency and reorganization of our company; and (f) any other Event of Default established with respect to Debt Securities of that series (Sections 2.5 and 5.1).

An Event of Default with respect to a particular series of Debt Securities issued under the Indenture does not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued thereunder.

The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to Debt Securities of any series, give all the holders of Debt Securities of such series then outstanding notice of all uncured defaults known to it (the term default to mean the events specified above, not including grace periods); provided that, except in the case of a default in the payment of principal of (and premium, if any) or interest, if any, on any Debt Security of any series, or in the payment of any sinking fund installment with respect to Debt Securities of any series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of all the holders of Debt Securities of such series then outstanding (Section 5.11).

The Indenture provides that if an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of at least 25% in principal amount (calculated as provided in the Indenture) of the Debt Securities of such series then outstanding may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof as may be specified in the Prospectus Supplement relating to such series and/or documents incorporated by reference) of all of the Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately (Section 5.1).

Upon certain conditions such declarations of acceleration with respect to Debt Securities of any series may be annulled and past defaults (except for defaults in the payment of principal (or premium, if any) or interest, if any, on such Debt Securities not theretofore cured or in respect of a covenant or provision of the Indenture which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of that series affected) may be waived with respect to such series by the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Debt Securities of such series then outstanding (Section 5.10).

The Indenture requires that we file with the Trustee annually a written statement as to the presence or absence of certain defaults under the terms thereof and as to performance and fulfillment of certain covenants or agreements therein (Section 3.6).

The Indenture provides that the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the Debt Securities of any series then outstanding shall have the right to direct the time, method and place of conducting any proceeding or remedy available to the Trustee, or exercising any trust or power conferred on the Trustee by the Indenture with respect to defaults or Events of Default with respect to Debt Securities of such series (Section 5.9).

The Indenture provides that the Trustee shall be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of the rights or powers vested in it by the Indenture at the direction of the holders of Debt Securities unless such holders shall have offered to the Trustee reasonable security or indemnity against expenses and liabilities (Section 6.2).

Defeasance

The Indenture provides that we may terminate our obligations under Sections 3.4, 3.5 and 9.3 of the Indenture (being the restrictions described under “Covenants—Limitation on Liens” and “Covenants—Limitations on Sales and Leasebacks” and the first sentence under “Covenants—Merger and Consolidation” above) with respect to the Debt Securities of any series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of (and premium, if any) and interest on the Debt Securities of such series and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such deposit and termination is conditioned upon, among other things, our delivery of an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and termination and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and termination not occurred. Such termination will not relieve us of our obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof (Section 13.1).

Modification of the Indenture

The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than a majority in principal amount (calculated as provided in the Indenture) of the outstanding Debt Securities of each series affected by such modification, to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities of any series; provided that no such modification shall, without the consent of the holders of each Debt Security affected thereby, extend the maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the portion of the principal amount of an Original Issue Discount Security due and payable upon acceleration of the maturity thereof or the portion of the principal amount thereof provable in bankruptcy, or reduce any amount payable upon redemption of any Debt Security, or reduce the overdue rate thereof, or impair any right of repayment at the option of the holder of any Debt Security or change the currency of payment of principal or interest on any Debt Security or reduce the percentage in principal amount of Outstanding Debt Securities of any series the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults (Section 8.2).

The holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of such series waive, insofar as that series is concerned, our compliance with certain restrictive provisions (Limitation on Liens and Limitations on Sales and Leasebacks) of the Indenture (Section 3.8).

The Indenture also permits us and the Trustee to amend the Indenture in certain circumstances without the consent of the holders of any Debt Securities to evidence the merger of our company or the replacement of the Trustee and for certain other purposes (Section 8.1).

Regarding the Trustee

The Trustee extends credit facilities to us and we maintain bank accounts, borrow money and have other customary banking relationships with the Trustee, all in the ordinary course of business.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to one or more other purchasers or through agents. The Prospectus Supplement and/or documents incorporated by reference will set forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commission or discounts.

The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described in the Prospectus Supplement and/or documents incorporated by reference.

Under agreements which we may enter into, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

If so indicated in the Prospectus Supplement and/or documents incorporated by reference, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve such institutions. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

LEGAL MATTERS

The validity of, and certain other legal matters with respect to, the Offered Securities will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of The Hershey Company and its subsidiaries incorporated by reference in this Prospectus and elsewhere in the Registration Statement by reference to its most recently filed Annual Report on Form 10-K have been audited by KPMG LLP, an independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$250,000,000 5.000% Notes due April 1, 2013

P R O S P E C T U S   S U P P L E M E N T

March 24, 2008

Joint Book-Running Managers

Citi	UBS Investment Bank

Senior Co-Manager

Banc of America Securities LLC

Co-Managers

Daiwa Securities America Inc.	PNC Capital Markets	Barclays Capital

The Williams Capital Group, L.P.	CIBC World Markets	JPMorgan